Exhibit 1

MI Developments Inc.

455 Magna Drive
Aurora, Ontario L4G 7A9
Tel (905) 713-6322
Fax (905) 713-6332

MID ANNOUNCES CONDITIONAL AMENDMENT TO
MAGNA ENTERTAINMENT DIP LOAN

August 26, 2009, Aurora, Ontario, Canada — MI Developments Inc. (MID) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that the terms of the secured debtor-in-possession financing facility being provided by a wholly-owned subsidiary of MID to Magna Entertainment Corp. and certain of its subsidiaries (MEC) have been conditionally amended to, among other things, increase the principal amount available thereunder by up to US$28 million from up to US$38.4 million to up to US$66.4 million and extend the maturity from November 2, 2009 to April 30, 2010 (the “Amended DIP Financing”).

Under the Amended DIP Financing, MEC must use its best efforts to market and sell all its assets, including seeking stalking horse bidders, conducting auctions and obtaining sales orders from the U.S. Bankruptcy Court.  MID has indicated that it does not intend to bid on any of the following MEC assets: AmTote International, Inc., Dixon, Lone Star Park, Ocala, Portland Meadows, Remington Park, Thistledown or XpressBet, Inc.  With respect to Golden Gate Fields, Gulfstream Park, Maryland Jockey Club and Santa Anita Park, MID has indicated that it is continuing to evaluate all of its alternatives, which may include MID entering into a stalking horse purchase agreement for one or more of such assets in the event that MEC receives no other stalking horse bids acceptable to MEC.

If certain asset sale milestones are not satisfied, there will be an event of default and/or an additional arrangement fee will be payable by MEC.  The other fees and the interest rate payable by MEC to MID under the Amended DIP Financing will remain the same as under the current debtor-in-possession financing facility.

All advances under the Amended DIP Financing must be made in accordance with an approved budget.  No advances under the Amended DIP Financing will be made prior to October 1, 2009.  In addition, the Amended DIP Financing is subject to (i) the Ontario Securities Commission having held its hearing currently scheduled to commence on September 9, 2009 regarding MID’s ability to rely on certain exemptions under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, and rendering a decision in favour of MID at or following the conclusion of that hearing and (ii) MEC obtaining the entry of an order by the U.S. Bankruptcy Court approving the Amended DIP Financing.

The Board of Directors of MID approved the Amended DIP Financing after considering, among other things, a favourable recommendation from a Special Committee of independent directors, which received independent financial and legal advice.  The restructuring of MEC under the protection of Chapter 11 is subject to certain material conditions, some of which are beyond MEC’s and MID’s control.

About MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management, and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a majority equity interest in MEC, an owner and operator of horse racetracks, and a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. MEC has filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

For further information about this press release, please contact Richard Crofts, MID’s Executive Vice-President, Corporate Development, General Counsel and Secretary, at 905-726-7505.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include, among others, statements relating to the chapter 11 proceedings and MID’s participation therein. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events or results and will not necessarily be accurate indications of whether or the times at or by which such future events or results will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks and uncertainties inherent in MEC’s Chapter 11 process, including the auction of MEC’s assets, that there is no certainty with regard to how long the Chapter 11 proceedings or the process for the marketing and sale of the debtors’ assets will take, whether the debtors’ restructuring plan will be successful, whether or at what prices the debtors’ assets will be sold, whether any offer by any third party or MID for the debtors’ assets will materialize or be successful, as to the outcome of litigation or regulatory proceedings, if any, related to the Chapter 11 proceedings or MID’s involvement therein (including as a result of objections raised at the U.S. Bankruptcy Court and with the Ontario Securities Commission), and the risks that are set forth in the “Risk Factors” section in MID’s Annual Information Form for 2008, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2008, which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.